SEC File Number:  0-28602
                                                        CUSIP Number:  742944101

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One):    / / Form 10-K    / / Form 20-F    / / Form 11-K    /X/ Form 10-Q
                / / Form 10-D    / / Form N-SAR   / / Form N-CSR

                For Period Ended: September 30, 2006
                                  ------------------
                / /  Transition Report on Form 10-K
                / /  Transition Report on Form 20-F
                / /  Transition Report on Form 11-K
                / /  Transition Report on Form 10-Q
                / /  Transition Report on Form N-SAR
                For the Transition Period Ended: _______________________________

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



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PART I - REGISTRANT INFORMATION


                          Pro Tech Communications, Inc.
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Full Name of Registrant


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Former Name if Applicable

                              4494 Okeechobee Road
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Address of Principal Executive Office (Street and Number)

                              Fort Pierce, FL 34947
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

                    (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
                    (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be
              / / filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
                    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant was unable to file its Form 10-Q for the quarter ended September 30, 2006 by November 14, 2006. The registrant does not expect to file its Form 10-Q on or before November 20, 2006, but intends to file its Form 10-Q as soon thereafter as practicable.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Cy E. Hammond               (203)                  226-4447
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            (Name)                (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). /X/ Yes / / No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? / / Yes /X/ No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant expects net sales for the three months ended September 30, 2006 to be approximately $275,000, a decrease of approximately 7% from net sales of approximately $295,000 for the three months ended September 30, 2005. The registrant also expects total costs and expenses for the three months ended September 30, 2006 to be approximately $643,000, a decrease of approximately 18% from total costs and expenses of approximately $781,000 for the three months ended September 30, 2005. Net loss for the three months ended September 30, 2006 is expected to be approximately $515,000, compared to a net loss of $554,000 for the three months ended September 30, 2005.

The registrant expects net sales for the nine months ended September 30, 2006 to be approximately $889,000, an increase of approximately 1% from net sales of approximately $881,000 for the nine months ended September 30, 2005. The registrant also expects total costs and expenses for the nine months ended September 30, 2006 to be approximately $3,496,000, an increase of approximately 62% from total costs and expenses of approximately $2,158,000 for the nine months ended September 30, 2005. Total costs and expenses for the nine months ended September 30, 2006 includes $1,500,000 impairment charge on intangible assets for which there was no similar charge for the same prior year period. Net loss for the nine months ended September 30, 2006 is expected to be approximately $2,923,000, compared to a net loss of $1,438,000 for the nine months ended September 30, 2005.

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                          Pro Tech Communications, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  November 15, 2006      By: /s/ Cy E. Hammond
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                                  Cy E. Hammond
                                  Senior Vice President, Chief Financial Officer and Treasurer